Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Filer: NBT Bancorp Inc.

Subject Company: Alliance Financial Corporation

Exchange Act File Number of

Subject Company: 000-15366

The following are an investor presentation of NBT Bancorp Inc. (“NBT Bancorp”) in connection with the proposed merger of Alliance Financial Corporation (“Alliance”) with and into NBT Bancorp and related communications to employees of NBT Bancorp.

Acquisition of Alliance Financial Corporation Acquisition of Alliance Financial Corporation October 8, 2012

Forward-Looking Statements
This presentation may contain forward-looking statements regarding NBT Bancorp Inc. These statements constitute forward-looking information within the definition of the Private Securities Litigation Reform Act of 1995.
Actual results may differ materially from any forward-looking statements expressed in this presentation, since forward-looking information involves significant known and unknown risks, uncertainties and other factors. Factors that may cause actual results to differ materially from those contemplated by such forward-
looking statements include, among others, the following: (1) failure to satisfy the conditions to closing for the proposed merger in a timely manner or at all; (2) failure of the Alliance or NBT stockholders to approve the proposed merger; (3) failure to obtain the necessary governmental approvals for the proposed merger or adverse regulatory conditions in connection with such approvals; (4) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (5) difficulties related to the integration of the businesses following the merger;  (6) competitive pressures among depository and other financial institutions; (7) changes in the interest rate environment; and (8) changes in general economic conditions, either nationally or regionally.
For a discussion of additional factors that might cause such differences, please refer to NBT Bancorp’s public filings with the Securities and Exchange Commission. These are available online at
http://www.sec.gov. NBT Bancorp does not undertake to update any forward-looking statements made in this presentation to reflect new information, future events or otherwise.

Important Information for Investors
NBT will be filing a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC.
NBT and Alliance stockholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about NBT and Alliance and the proposed transaction.
When available, copies of this joint proxy statement/prospectus will be mailed to stockholders. Copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to NBT Bancorp Inc., Attention – Shareholder Relations
Department, 20 Mohawk Street, Canajoharie, New York 13317 or on its website at
www.nbtbancorp.com, or to Alliance Financial Corporation, Attention – J. Daniel
Mohr, 120 Madison Street, 18th Floor, Syracuse, New York 13202 or on its website at www.alliancefinancialcorporation.com. Copies of other documents filed by NBT or Alliance with the SEC may also be obtained free of charge at the SEC’s website or by directing a request to NBT or Alliance at the address provided above.

Participants in the Solicitation
NBT Bancorp Inc. and Alliance Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NBT and
Alliance in connection with the proposed merger.
Information about the directors and executive officers of NBT is set forth in the proxy statement, dated March 30, 2012, for NBT’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule
14A.  Information about the directors and executive officers of Alliance is set forth in the proxy statement, dated April 6, 2012, for Alliance’s
2012 annual meeting of stockholders, as filed with the SEC on
Schedule 14A. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy
statement/prospectus included in the Form S-4 when it becomes available.
This document does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

Continued market expansion with acquisition
of “central New York’s premier bank”
Strong
Strategic
Rationale
Replication of our Upstate NY success
Alliance’s central New York market: NBT understands it and has had success in similar markets!
Syracuse Market
NBT has been interested in entering the Syracuse market for a prolonged period of time
Chose not to enter the market by de novo branch expansion
Syracuse marketplace is the largest and most dynamic market in central New York
Market Share: Alliance is #3 in the Syracuse MSA (#1 among community banks)
Competition is similar to Albany market where NBT has had great success
Other market share
Alliance is #1 in Cortland county
Presence in other desirable markets (Oswego)
Culture
Similarities
Cultures and philosophies of two organizations are remarkably similar, NBT will continue to build on
Alliance’s vision
Familiarity with and mutual respect for senior management
Local bank images and strong community ties
Opportunities
Improved financial profile, footprint and market penetration position the pro forma Company to take advantage of:
Economies of scale
Greater products/services capabilities
Enhanced lending capacity
Excellent market momentum

VERMONT
NEW HAMPSHIRE
MASSACHUSETTS
NEW YORK
PENNSYLVANIA

Strategic extension of our footprint NBT Bank and its Divisions (137) Alliance Bank (28)

Alliance Financial Corporation
Financial Information
As of June 30, 2012, $ in thousands
Assets
$1,422,838
Loans
$889,560
Deposits
$1,106,572
Equity
$146,844
TBV/share
$22.73
LTM Net Income
$12,069
LTM EPS
$2.52
YTD ROA
0.78%
YTD ROE
7.57%
Market Information
As of October 5, 2012
Stock Price $39.41
Market Cap. $188.54 million
52 Week Hi-Low $27.55 - $41.85
Exchange NASDAQ
Avg. Daily Volume 8,009
Other Information
As of June 30, 2012, $ in thousands
Branches 28
Assets under Mgmt $862,000
FTE employees 340

Price &
Structure
Structure 100% common stock, fixed exchange ratio – 2.1779 for 1.000
Shares Issued Appx. 10.5 million shares issued, pro forma Alliance ownership ~23%
Transaction Value Aggregate value of $233.4 million, per share value of $48.00
Multiples
Price / 2013 Est. EPS 20.6x (does not include projected synergies)
Price / Tangible Book 2.11x
Assumptions
Synergies Estimated to be 35% of non-interest expense
Merger-Related Expenses $15.2 million (6.5% deal value)
Credit Mark 1% of gross loans (Alliance ALLL/loans 0.99%)
CDI 1% of core deposits (SYD, 10 years)
Other
Due Diligence Comprehensive process complete covering legal, credit quality, social issues, etc.
Approvals Subject to regulatory, NBT and Alliance shareholder approvals
Expected Closing Second Quarter 2013
Summary of Key Terms

Earnings
Accretion
Accretion
Approximately 3% in second half of 2013 and 6% in 2014
Capital
Impact
Tangible Book Dilution
5.65%
Tangible Book Earnback
5.47 years
Pro Forma Total Capital
12.38% (NBT 12.03% as of June 30, 2012)
NBT
Shareholder
Benefits
Internal Rate of Return
15-16%
Return on Invested Capital
10-11%
Greater Liquidity Market capitalization will increase by approximately 31%
Financially Attractive

Pro Forma Company
Nearly 25% Growth; Remains Well-Capitalized
Balance Sheet and Capital
As of June 30, 2012, $ in thousands
Assets
$7,474,424
Loans
$5,065,313
Deposits
$6,691,492
Equity
$782,931
Tangible Equity 6.81%
Tier 1 Leverage 8.62%
Tier 1 Capital 11.12%
Total Capital 12.38%
Alliance’s Ownership
24%
Alliance % Contribution
(before cost saves and purchase accounting)
19%
Alliance % Contribution
(after cost saves and purchase accounting)
28%

Loan and Deposit Portfolios
No Significant Shift in NBT Mix
$ % $ % $ %
Loans
Residential Mortgages 631 15% 321 36% 952 19%
Indirect 924 22% 189 21% 1,113 22%
Commercial and Industrial 691 17% 154 17% 845 17%
Commercial Real Estate 1,165 28% 130 14% 1,295 26%
Agriculture 107 3% - 0% 107 2%
Other Consumer* 640 15% 89 10% 729 14%
Leases 3 0% 15 2% 18 0%
Total 4,161 898 5,059
% of Portfolio Marked
* Other consumer includes home equity and direct
$ % $ % $ %
Deposits
Checking 1,153 25% 204 19% 1,357 23%
Interest Checking 692 15% 159 14% 851 15%
Money Market 1,092 23% 358 32% 1,450 25%
Savings 700 15% 117 11% 817 14%
CD's 1,052 22% 269 24% 1,321 23%
Total 4,689 1,107 5,796
Deposit Porfolio Breakdown ($ millions)
NBT Bank (6/30/12) Alliance Bank (6/30/12) Pro Forma (6/30/12)
Loan Porfolio Breakdown ($ millions)
NBT Bank (6/30/12) Alliance Bank (6/30/12) Pro Forma (6/30/12)

High Quality Partner
Elevated Tangible Book Value Multiple
Price / Tangible Book Value
211%
0

2007 2008 2009 2010 2011 YTD 2012
Regional Bank Median
NBT ALNC
CBU
TMP
Price TBV Deal

• 2.11x tangible book value (TBV)
– Bank trading multiples in our market
– Both our currencies trade at a premium to TBV
– Alliance is a high quality institution and desirable partner
• Why 5.5 years earn back on TBV is not a concern
– Long-term view
– Growth opportunities created by Alliance’s marketplace
– Risk profiles of both banks, no additional capital needed
• Alliance represents NBT’s greatest strategic
opportunity as a business partner
– Strategic premium
– Financially attractive: immediate accretion to EPS
High Quality Partner
Elevated Tangible Book Value Multiple

Low Integration Risk
• Three successful acquisitions in the last 12 months
– Demonstrated successful customer transition
– Experienced NBT conversion team
• NBT’s operations in contiguous markets have established a
presence in Alliance’s markets
• Leadership retention
– Regional President position to be filled by Alliance management
– Strategic executive role for Alliance Chairman and CEO, Jack Webb
– Board representation: 3 seats on NBT Bancorp’s pro forma Board of 14 directors, including Alliance Chairman and CEO, Jack Webb
• Alliance’s core processor same as NBT
– Minimizes integration complexities

15 A strategic community banking partnership in central New York.

Questions?
Please Contact Us!
Questions?
Please Contact Us!
Martin A. Dietrich
President and Chief Executive Officer
(607) 337-6119
mdietrich@nbtbank.com
Michael J. Chewens
Senior Executive Vice President and
Chief Financial Officer
(607) 337-6520
mjchewens@nbtbci.com

EXECUTIVE DIVISION

To:	All Employees

From:	Marty Dietrich, President and CEO

Date:	October 8, 2012

Re:	Acquisition Announcement

Early this morning, we announced an agreement to merge Alliance Bank into NBT Bank. The merger is expected to close early in the second quarter of 2013 subject to customary closing conditions, including receipt of regulatory approvals and approval by NBT and Alliance stockholders.

Alliance is headquartered in Syracuse, N.Y., and its 28 branches are located in the greater Syracuse area, including Cortland, Madison, Oneida, Onondaga and Oswego counties. We’re very excited by this opportunity to bring Alliance into the NBT family. Finding the right opportunity to enter the Syracuse market has been part of our long-term growth strategy. The Alliance branch network is contiguous to ours and will give us a well-rounded footprint that expands our service area strategically in central New York.

In addition to being a great match in terms of geography, Alliance and NBT also fit well together culturally. We’re both community banks with long histories of serving similar markets. Other shared values include delivering great customer service and maintaining a strong commitment to sound loan underwriting practices. More information about Alliance can be found on the internet at www.alliancebankna.com.

Following the completion of the merger, Alliance Bank branches will become NBT Bank offices. Our Conversion Team is sure to be up for the challenge, having completed three conversion projects since this time last year. In addition, the team has a wealth of prior conversion experience, including the acquisition of our Whitney Point Office from Alliance Bank in 2003.

On behalf of the Executive Management Team, I look forward to working with the NBT team and our new partners to successfully integrate Alliance into NBT!

FOR IMMEDIATE RELEASE

Contacts:	NBT Bancorp Inc.	Alliance Financial Corporation
	Martin Dietrich	Jack H. Webb
	President and CEO	President and CEO
	607.337.6119	315.475.6703

	Michael J. Chewens	J. Daniel Mohr
	Chief Financial Officer	Chief Financial Officer
	607.337.6520	315.475.4478

NBT BANCORP INC., ALLIANCE FINANCIAL CORPORATION

ENTER INTO MERGER AGREEMENT

NORWICH, N.Y. AND SYRACUSE, N.Y. (October 8, 2012) – NBT Bancorp Inc. (NBT) (NasdaqGS: NBTB) and Alliance Financial Corporation (Alliance) (NasdaqGS: ALNC) announced today that they have entered into a definitive agreement under which Alliance will merge with and into NBT. The merger is valued at approximately $233.4 million and is expected to close in the second quarter of 2013 subject to customary closing conditions, including receipt of regulatory approvals and approvals by NBT and Alliance stockholders.

NBT is headquartered in Norwich, N.Y. and had assets of $6.0 billion as of June 30, 2012. Its primary subsidiary, NBT Bank, N.A., is a nationally-chartered community bank with a network of over 135 banking locations in five states, including New York, Pennsylvania, Vermont, Massachusetts and New Hampshire. Alliance is headquartered in Syracuse, N.Y. Its primary subsidiary, Alliance Bank, N.A., is a nationally-chartered community bank with 28 banking locations in central New York.

The merger, approved unanimously by the boards of directors of both companies, further broadens NBT’s footprint into demographically attractive and contiguous markets located in the New York counties of Cortland, Madison, Oneida, Onondaga and Oswego. It will also provide NBT with the addition of $1.4 billion in assets, including $890 million in net loans held for investment, and $1.1 billion in deposits.

Under the terms of the merger agreement, each outstanding share of Alliance common stock will be converted into the right to receive 2.1779 shares of NBT common stock upon completion of the merger. The transaction is valued at $48.00 per Alliance share based on NBT’s average closing stock price of $22.04 for the five-day trading period ending on October 5, 2012.

NBT and Alliance both trace their roots in central New York community banking back over 150 years and remain committed to this approach to providing financial services today. NBT President and CEO Martin Dietrich said, “This agreement represents an exciting opportunity for our banks to come together and leverage our shared commitment to our customers and communities, creating an even stronger locally-focused bank to serve central New York and thereby enhance stockholder value.”

“We believe this combination will create significant value for Alliance shareholders, both immediately and longer term,” said Jack H. Webb, current Chairman, President and Chief Executive Officer of Alliance. “Furthermore, we’re confident that the banking philosophy shared by NBT and Alliance will ensure that our customers will continue to receive high-quality service from a bank that thinks and acts locally.”

Dietrich also noted that this extension of NBT Bank’s footprint into the greater Syracuse area is a great complement to NBT Bank’s existing network of banking locations in upstate New York, which includes 97 branches. “We have an experienced conversion team in place that will work closely with Alliance representatives to minimize the impact to customers and facilitate a smooth conversion to NBT Bank.”

Following the completion of the merger, Alliance Bank offices will become NBT Bank locations. Webb will join the NBT Board of Directors and become a member of the NBT Executive Management Team as Executive Vice President, Strategic Support. In addition, the NBT Board will be expanded to include two other current members of the Alliance Board.

Ambassador Financial Group serves as financial advisor to NBT, and Keefe, Bruyette & Woods, Inc. serves as the financial advisor to Alliance. Goodwin Procter LLP serves as outside legal counsel to NBT, while Hogan Lovells US LLP serves as outside legal counsel to Alliance.

Investor Presentation and Media Inquiries

Investors and media representatives are encouraged to visit http://www.nbtbancorp.com/bncp/ to view a presentation regarding this transaction. Management contact information is included on this release and in the presentation for any questions.

Additional Information For Stockholders

NBT will be filing a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. NBT and Alliance stockholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about NBT and Alliance and the proposed transaction. When available, copies of this joint proxy statement/prospectus will be mailed to stockholders. Copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to NBT Bancorp Inc., Attention – Shareholder Relations Department, 20 Mohawk Street, Canajoharie, New York 13317 or on its website at www.nbtbancorp.com, or to Alliance Financial Corporation, Attention – J. Daniel Mohr, 120 Madison Street, 18th Floor, Syracuse, New York 13202 or on its website at www.alliancefinancialcorporation.com. Copies of other documents filed by NBT or Alliance with the SEC may also be obtained free of charge at the SEC’s website or by directing a request to NBT or Alliance at the address provided above.

NBT and Alliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NBT and Alliance in connection with the proposed merger. Information about the directors and executive officers of NBT is set forth in the proxy statement, dated March 30, 2012, for NBT’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of Alliance is set forth in the proxy statement, dated April 6, 2012, for Alliance’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus included in the Form S-4 when it becomes available.

This press release does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

Corporate Overviews

NBT Bancorp Inc. is a financial holding company headquartered in Norwich, N.Y., with total assets of $6.0 billion at June 30, 2012. The company primarily operates through NBT Bank, N.A., a full-service community bank with three divisions, and through two financial services companies. NBT Bank, N.A. has 137 locations, including 97 NBT Bank offices in upstate New York, northwestern Vermont and western Massachusetts, 35 Pennstar Bank offices in northeastern Pennsylvania, and 5 Hampshire First Bank offices in southern New Hampshire. EPIC Advisors, Inc., based in Rochester, N.Y., is a full-service 401(k) plan recordkeeping firm. Mang Insurance Agency, LLC, based in Norwich, N.Y., is a full-service insurance agency.

Alliance Financial Corporation is a financial holding company with Alliance Bank, N.A. as its principal subsidiary that provides retail, commercial and municipal banking, and trust and investment services through 28 offices in Cortland, Madison, Oneida, Onondaga and Oswego counties. Alliance also operates an investment management administration center in Buffalo, N.Y. and an equipment lease financing company, Alliance Leasing, Inc.

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the management of NBT and Alliance and their subsidiaries and on the information available to their management at the time that these statements were made. There are a number of factors, many of which are beyond the control of NBT and Alliance, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) the parties may fail to satisfy the conditions to closing for the proposed merger in a timely manner or at all; (2) the Alliance or NBT stockholders may fail to approve the proposed merger; (3) the parties may fail to obtain the necessary governmental approvals or adverse regulatory conditions may be imposed in connection with such approvals; (4) the announcement and pendency of the transaction may result in disruption to the parties’ businesses; (5) NBT may encounter difficulties related to the integration of the businesses following the merger; (6) competitive pressures among depository and other financial institutions may increase significantly; (7) revenues may be lower than expected; (8) changes in the interest rate environment may reduce interest margins; (9) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (10) legislative or regulatory changes, including changes in accounting standards and tax laws, may adversely affect the businesses in which NBT and Alliance are engaged; (11) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than NBT and Alliance; (12) adverse changes that may occur in the securities markets or with respect to inflation; (13) political instability; (14) acts of war or terrorism; (15) natural disasters and (16) other risks and uncertainties disclosed from time to time in documents that NBT and Alliance file with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, NBT and Alliance do not undertake to update forward-looking statements to reflect subsequent circumstances or events.

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